CEDAR SHOPPING CENTERS, INC.
44 SOUTH BAYLES AVENUE
PORT WASHINGTON, NY 11050-3765
October 15, 2008
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:	Cedar Shopping Centers, Inc. Form 10-K for the year ended December 31, 2007 Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008 File No. 001-31817
Dear Ms. VanDoorn:
Reference is made to your follow-up letter dated October 9, 2008 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:
Form 10-K
Item 11. Executive Compensation
5. Your Comment: We note your response to prior comment five and your proposed revised disclosure (to be used in future filings). However, it is still not clear how your comparison of AFFO performance targets to actual results resulted in the actual payouts for each named executive officer. We note your disclosure that “[t]arget bonuses were established at a percentage of base salary according to the executive’s level of responsibility.” Because each of your executive officers appears to have a different target bonus amount, providing bonus awards on an aggregate basis is not sufficiently clear. In future filings, please clarify for each named executive officer the target bonus amount, include a discussion of how actual AFFO compared to the target AFFO, and discuss how that comparison resulted in the actual payout amount for each named executive officer. It should be clear from your narrative disclosure how the amounts listed in your summary compensation chart were derived.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
October 15, 2008

Response: In response to the Staff’s comment, the Company proposes to revise relevant disclosures in future filings as per the additions (underscored) to the following section excerpted from the Proxy Statement contained in the Notice of Annual Meeting of Stockholders To Be Held June 17, 2008, as originally filed (the “Proxy Statement”):
“Annual Bonus
     We seek to align the interests of the named executive officers by evaluating executive performance on the basis of specified financial tests. Target bonuses for 2007 were established at a percentage of base salary according to the executive’s level of responsibility, which were 100%, 120%, 66% and 78% for Mr. Ullman, Mr. Richey, Ms. Walker and Ms. Mozzachio, respectively. Of the bonus for the CEO, 30% would be discretionary and tied to strategic planning, governance, relationship with the Board of Directors, succession planning, and other factors deemed relevant by the Committee. We attempt to achieve an appropriate mix between cash payments and equity awards.
     As part of its continuing review of appropriate performance measures in 2006, the Compensation Committee determined that the bonus award should be based entirely on a calculation of the Company’s adjusted funds from operations (“AFFO”). The Committee believes that such AFFO calculation is the appropriate benchmark for incentive compensation. The payout scale for 2007 was a 3% increase (or decrease) in bonus for each 1% increase (or decrease) in actual performance from the base target. No bonus would be paid if our actual results were less than 80% of the target. The maximum payout would be 200% of the target bonus. AFFO is defined as funds from operations (“FFO”), as reduced by straight-line rents and amortization of intangible lease liabilities, and increased by non-real estate amortization and the effect of restricted stock awards. For 2007, the Committee increased the AFFO result for the one-time charge related to the retirement of our former chief financial officer and for the hiring of a new chief financial officer, which had the effect of increasing the annual bonus amount by approximately $90,000 in the aggregate for the named executive officers.
     Each year, a portion of the annual bonus is deferred in the form of restricted stock to be issued in accordance with the terms of our 2004 Stock Incentive Plan (the “2004 Stock Incentive Plan”), which is discounted 15% from the market price and which cliff vests on the third anniversary of the grant date, subject to acceleration of vesting under the 2004 Stock Incentive Plan upon retirement, death or disability or upon the occurrence of a change in control. For 2007, the portion of annual bonus allocated to restricted stock was 50%.
     For 2007, the Committee set $1.04 per share of AFFO as the performance target for receiving the bonus, a significant increase over the $0.89 per share of AFFO realized by the Company in 2006. Actual AFFO for 2007 was determined to be $0.992 per share

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
October 15, 2008

which, after applying the payout scale described above, resulted in a 13.8% reduction from the base amount of the target bonus for the named executive officers. The number of shares applicable to the restricted stock portion of such adjusted annual bonus was in turn increased by the effect of the discount from the market price of such shares on the date of grant.”
     In addition, the Company proposes to revise relevant disclosure in future filings as per the addition of a reconciling table to footnote (2) to the Summary Compensation Table included in the EXECUTIVE COMPENSATION section contained in the Proxy Statement (the data provided below is for 2007, applicable to the respective named executives for illustrative purposes, and does not include Messrs. O’Keeffe or Kreider as their bonuses were established and specifically quantified pursuant to their respective consulting and employment agreements):
“(2) This column represents (a) the total bonus earned in 2007, 50% of which was paid in cash and 50% of which was paid in the form of restricted shares of common stock issued at a 15% discount to the market price as of the close of business on January 2, 2008...”

	Target Bonus Calculation
		Achievement	Effect Of
	Base	Adjustment	Market Price	Net
Name	Amount	(-13.8%)	Discount	Amount

Leo S. Ullman	$456,875	$(63,260)	$34,722	$428,337
Thomas B. Richey	322,500	(44,654)	24,503	302,349
Brenda J. Walker	177,375	(24,560)	13,477	166,292
Nancy H. Mozzachio	188,663	(26,123)	14,335	176,875
In connection with the above, the Company hereby acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
October 15, 2008

If, after review hereof, you should have any additional questions or should require any additional information, please contact the undersigned at (direct) 516-944-4525. Thank you.
Very truly yours,

/s/ LEO S. ULLMAN Leo S. Ullman
Chairman, Chief Executive Officer and President